NO ACT



July 9, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ICON Cash Flow Partners L.P. Seven Liquidating Trust
Incoming letter dated June 30, 2010

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Exchange Act, operates as described in your letter without compliance with the registration and reporting requirements of the Exchange Act. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- the Managing Trustee has caused the Liquidating Trust to operate in accordance with the Liquidating Trust Agreement and in compliance with the representations under which the Division granted no-action relief as described in the August Letter;

- the Managing Trustee will continue to cause the Liquidating Trust to operate in the manner described in your letter;

- there have been no amendments to the Liquidating Trust Agreement;

- the Managing Trustee has been current and timely in filing periodic reports containing unaudited financial statements and certain other information on Forms 10-K and 8-K;

- the beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;

- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;

- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;

- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or July 12, 2013 (provided that if the Liquidating Trust's existence is extended beyond such date, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- neither the Managing Trustee nor other persons affiliated with the Liquidating Trust or the Partnership will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;

- the Managing Trustee will file periodic reports containing unaudited financial statements and certain other information on Forms 10-K and 8-K and provide access to such reports on its website; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,



Kim McManus
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Mail Stop 4561

Deborah Schwager Froling
Arent Fox LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5339

Re: ICON Cash Flow Partners L.P. Seven Liquidating Trust

Dear Ms. Schwager Froling:

In regard to your letter of June 30, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Arent Fox

June 30, 2010

VIA E-MAIL

Deborah Schwager Froling
Attorney
202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com

Securities Exchange Act of 1934
Sections 12(g) and 13(a)

Kim McManus
Special Counsel
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ICON Cash Flow Partners L.P. Seven Liquidating Trust (the "Liquidating Trust")

Dear Ms. McManus:

On behalf of and as counsel to (i) ICON Capital Corp., a Delaware corporation, the managing trustee of the Liquidating Trust (the "Managing Trustee"), and (ii) the Liquidating Trust, a Delaware Statutory Trust, we hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that, in the circumstances described herein, it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust, which was established in connection with completing the liquidation of the assets of ICON Cash Flow Partners L.P. Seven, a Delaware limited partnership (the "Partnership"), does not register or file reports with respect to the beneficial interests in the Liquidating Trust (the "Beneficial Interests") under Sections 12(g) and 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. BACKGROUND OF THE LIQUIDATING TRUST

The Liquidating Trust

The Liquidating Trust was formed on July 12, 2007 (the "Effective Date"), pursuant to a liquidating trust agreement (the "Liquidating Trust Agreement") in accordance with a plan of liquidation and dissolution (the "Plan of Liquidation") that was adopted by the Managing Trustee, in its capacity as the General Partner of the Partnership (the "General Partner").[1] Also, on the Effective Date, in accordance with the Plan of Liquidation and the Liquidating Trust Agreement, the limited partnership interest holders (the "Limited Partners") and the General

[1] For greater discussion of the background of the Partnership, *See ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust* (Pub. Avail. Aug. 14, 2007).

Partner were deemed to be pro rata holders of the Beneficial Interests, and all interests in the Partnership were deemed cancelled. Further, on the Effective Date, the Partnership transferred its then remaining assets and liabilities to the Liquidating Trust pursuant to the terms of the Liquidating Trust Agreement and filed a Certificate of Cancellation with the Secretary of State of the State of Delaware, effective immediately.

On the Effective Date, there were 4,555 Limited Partners of record. The Limited Partners were not required to take any action to receive the Beneficial Interests. The rights of the beneficiaries in the Liquidating Trust are not represented by any form of certificate or other instrument. Rather, the Managing Trustee maintains a record of the name and address of each beneficiary and such beneficiary's aggregate Beneficial Interests.

The sole purpose of the Liquidating Trust is to wind up the affairs of the Partnership, liquidate the Partnership's remaining assets, distribute the proceeds therefrom to the holders of Beneficial Interests and pay any liabilities, costs and expenses of the Partnership or the Liquidating Trust. Under the terms of the Liquidating Trust Agreement, the Liquidating Trust is specifically limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of Beneficial Interests, enforcing the rights of the holders of Beneficial Interests, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the Liquidating Trust, making liquidating distributions to the holders of Beneficial Interests and taking other actions as may be necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof.

Under the terms of the Liquidating Trust Agreement, subject to certain exceptions related to transfer by will, intestate succession or operation of law, the Beneficial Interests are not transferable, nor does a beneficiary of the Liquidating Trust have authority or power to sell or in any other manner dispose of any such Beneficial Interests. The Beneficial Interests are not listed on any exchange or quoted on any quotation system. Neither the Managing Trustee, nor other persons affiliated with the Liquidating Trust or the Partnership, will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests.

Pursuant to the Liquidating Trust Agreement, the existence of the Liquidating Trust will terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (ii) the expiration of a period of three years from the Effective Date, which will be July 12, 2010. The term of the Liquidating Trust may, however, be extended if the Managing Trustee determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent, and the Liquidating Trust has requested and obtained additional no-action assurances from the Staff prior to any such extension.[2]

Under the terms of the Liquidating Trust Agreement, the Managing Trustee is required to file an annual report with the Commission showing the assets and liabilities of the Liquidating Trust at the end of each calendar year and the receipts and disbursements of the Managing Trustee with respect to the Liquidating Trust for the period. The annual report describes the changes in the assets and liabilities of the Liquidating Trust and the actions taken by the Managing Trustee during the period. The financial statements contained in such report are prepared in accordance with generally accepted accounting principles; however, the financial statements are not audited by a registered public accounting firm. The annual report of the Liquidating Trust is filed with the Commission under cover of a Form 10-K using the Partnership's Commission file number (File No. 000-27926) and is posted on the Managing Trustee's website. Certifications in the form attached hereto as Exhibit A are signed and filed by the principal executive officer and principal financial officer of the Managing Trustee of the Liquidating Trust with the annual report filed under cover of a Form 10-K. In this regard, the attached form of certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

- Board of Directors and Auditors: The Liquidating Trust does not have a Board of Directors and therefore all references to the Board of Directors have been deleted. Further, the financial statements included with the annual report filed under cover of a Form 10-K are not audited and therefore any references to auditors have been deleted as well.

- Statement of Operations: The financial statements of the Liquidating Trust are provided on a liquidation basis and therefore do not include a Statement of Operations; all references to the results of operations have been deleted and replaced by references to changes in net assets.

- Signatures: Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications are met by the principal executive officer and principal financial officer of the Managing Trustee, ICON Capital Corp. Any reference to the Liquidating Trust's certifying officer(s) in the certification is a reference to the principal executive officer and/or the principal financial officer of the Managing Trustee, ICON Capital Corp. Each of the principal executive officer and the principal financial officer of the Managing Trustee, ICON Capital Corp., signs the certification in his individual capacity.

[2] It is understood that such assurances, if granted, will be expressed through the Staff.

The Managing Trustee will cause the Liquidating Trust to file with the Commission a current report under cover of a Form 8-K using the Partnership's Commission file number (File No. 000-27926) whenever an event with respect to the Liquidating Trust occurs that would require the filing of a Form 8-K by a company with securities registered under the Exchange Act or whenever, in the opinion of the Managing Trustee, any other material event relating to the Liquidating Trust or its assets and liabilities has occurred. The current report filed under cover of Form 8-K will also be posted on the Managing Trustee's website. The Managing Trustee has not caused, and shall continue not to cause, the Liquidating Trust to file quarterly reports under cover of a Form 10-Q.

The terms of the Liquidating Trust described above have been in effect since the formation of the Liquidating Trust on July 12, 2007, pursuant to the Liquidating Trust Agreement and the Plan of Dissolution, and have not since been amended in any way. The duties of the Managing Trustee and the governance of the Liquidating Trust remain the same as they were upon the formation of the Liquidating Trust.

Prior No-Action Relief

On August 14, 2007, the Partnership and the Liquidating Trust requested assurances from the Staff that it would not recommend an enforcement action to the Commission if the Liquidating Trust did not register and file reports with respect to the Beneficial Interests under Sections 12(g) and 13(a) of the Exchange Act (the "August Letter"). On August 14, 2007, the Staff stated that it would not recommend enforcement action if the Liquidating Trust, in reliance on the Liquidating Trust's opinion of counsel that the Liquidating Trust was not an issuer of "equity securities" within the meaning of Section 12(g) of the Act, operated as described in the Liquidating Trust's August Letter without compliance with the registration and reporting requirements of the Exchange Act.

In granting the relief requested by the Partnership and the Liquidating Trust, the Staff relied on the Partnership's and the Liquidating Trust's representations contained in the August Letter, which we hereby confirm were, at that time, and remain, as of the date hereof, true and are set forth below:

- the General Partner of the Partnership adopted the Plan of Liquidation and Dissolution;
- prior to its dissolution, the Partnership was current and timely in its reporting obligations under the Exchange Act;

- the Partnership filed a Certificate of Cancellation with the Delaware Secretary of State and the effective date of the cancellation was July 12, 2007;

- the Beneficial Interests in the Liquidating Trust are not transferable or assignable except by operation of law;

- the Beneficial Interests in the Liquidating Trust are not and will not be represented by certificates;

- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred it;

- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date assets were first transferred to it (provided that if the Liquidating Trust's existence is extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- none of the Trustees nor other persons affiliated with the Liquidating Trust or the Partnership will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests;

- the Trustee will provide the holders of Beneficial Interests with access to periodic reports containing unaudited financial statements and certain other information by filing such reports under cover of Forms 10-K and 8-K; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

Therefore, in accordance with the terms of the August Letter, the Managing Trustee has caused the Liquidating Trust to timely file periodic reports containing unaudited financial statements and certain other information under cover of Forms 10-K and 8-K. The Managing Trustee has also caused such periodic reports to be posted on its website. Further, holders of the Beneficial Interests have had access to annual liquidation updates from the Managing Trustee and other current reports as deemed necessary by the Managing Trustee, filed under cover of a Form 8-K, as appropriate. Annual reports have contained information for an entity in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles and have included certifications, signed by each of the principal executive officer and the principal financial officer of the Managing Trustee, ICON Capital Corp, in his individual capacity. We note in this regard that the annual reports for the years ended 2007, 2008 and the 2009 included paragraph 4 of the certification. Given that the Liquidating Trust is a non-accelerated filer and does not engage auditors, the annual reports filed under cover of Forms 10-K for the years ended 2007, 2008 and 2009 did not include auditor's attestations under Item 308(b) of Regulation S-K.

Also, as required by the August Letter, the Managing Trustee has ensured that no certificates have been issued to represent the Beneficial Interests and such Beneficial Interests are not transferable. Due to the restriction on transfer, there has been no market for the Beneficial Interests and none is anticipated to develop. To the Managing Trustee's knowledge, there has been no trading of the Beneficial Interests. Since the creation of the Liquidating Trust, 31,514.78785 Beneficial Interests have been transferred by will, intestate succession or operation of law. In addition, the forms of ownership of 21,121.3438 Beneficial Interests have been changed, but the Taxpayer Identification Numbers and the beneficial owners associated with the Beneficial Interests have remained the same. Currently, there are 4,571 Beneficial Interest holders, sixteen more than the 4,555 holders of the Partnership's limited partnership units on the Effective Date who received the Beneficial Interests in the Liquidating Trust. All transfers that have occurred since the Effective Date were permitted under both the terms of the August Letter and the terms of Liquidating Trust.

Finally, in accordance with the August Letter, the Beneficial Interests have not been listed on any exchange and will not be traded. Neither the Managing Trustee, nor other persons affiliated with the Liquidating Trust or the Partnership, has taken any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests.

Liquidation Efforts

As noted above, under the terms of the Liquidating Trust Agreement, the sole purpose of the Liquidating Trust is winding up the affairs and liquidating the assets of the Partnership, and the Liquidating Trust may not continue or engage in the conduct of a trade or business, except as necessary for the orderly liquidation of the assets of the Liquidating Trust.

On the Effective Date, the Partnership had only one significant asset, which is currently the subject of litigation due to an event of loss with respect to the asset (the "Litigation"). On March 7, 2007, summary judgment was issued in favor of the summary judgment claims brought by the owners of the asset, including the Partnership (the Liquidating Trust succeeded to the Partnership's interest in the Litigation), which included an award for damages of approximately $60 million plus interest, as well as $500,000 in attorneys' fees. A notice of appeal of the final judgment was filed on May 30, 2007 and appellate briefs were filed on November 7, 2007 and March 3, 2008. The appellate court held a hearing on the appeal on May 1, 2008. On March 31, 2009, an appellate panel reversed the lower court's decision. On February 4, 2010, motions for rehearing and reconsideration filed by the owners of the asset, including the Liquidating Trust, were denied. The owners of the asset, including the Liquidating Trust, strongly disagree with the decision of the appellate court. To that end, the owners of the asset, including the Liquidating Trust, filed a petition to review the appellate court's decision to the state's highest court on March 22, 2010.

As stated in the August Letter, the Managing Trustee oversees and manages the Liquidating Trust's interest in the Litigation on behalf of the Liquidating Trust and has retained outside counsel for those purposes. Although it is currently impossible to determine the final outcome of the Litigation, the outcome, whether or not favorable, only serves to determine the amount of cash, if any, that will be distributed to the holders of the Beneficial Interests by the Liquidating Trust. The holders of the Beneficial Interests are neither required to act in connection with the Litigation nor do they have any personal liability related to the Litigation and the Liquidating Trust's sole remaining asset.

The activities of the Liquidating Trust in connection with the Litigation are consistent with, and do not exceed, the limited purpose of the Liquidating Trust as described herein. All of the actions taken by outside counsel as directed by the Managing Trustee with respect to the Litigation are taken for the sole purpose of protecting the Liquidating Trust's sole remaining asset, enforcing the rights of the Liquidating Trust with respect to such asset, and assuming a favorable outcome, collecting the moneys related to the value of such asset, and enabling the Liquidating Trust to make a final liquidating distribution to the holders of the Beneficial Interests.

II. ANALYSIS

Request for Continued Relief

As discussed above, on August 14, 2007, the Staff granted the request by the Partnership and the Liquidating Trust for assurances that it would not recommend any enforcement action to the Commission if the Liquidating Trust did not register a class of securities under the Exchange Act and complied with the reporting requirements thereunder in the manner described above.

Also, as discussed above, and noted by the Staff, the Liquidating Trust Agreement provides for the Liquidating Trust to terminate upon the earliest of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of its Liquidating Trust Agreement, or (ii) the expiration of a period of three years from the Effective Date, which will be July 12, 2010. The term of the Liquidating Trust may, however, be extended if the Managing Trustee determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent, and the Liquidating Trust has requested and obtained additional no-action assurances from the Staff prior to any such extension.

Although the Staff has granted relief in other instances without an express initial three year limitation,[3] as noted above, the relief granted in response to the August Letter is limited to an initial three year term. This is consistent with the Liquidating Trust's limited purpose and with more recent Staff practice of granting relief for an initial three year term,[4] and upon a request prior to the expiration of the three year term, granting further relief for a three year extension of such term.[5] As contemplated by the August Letter, the Liquidating Trust has operated with the sole purpose of winding up the affairs of the Partnership and the liquidation of the Partnership. Absent the Litigation, we believe that the Liquidating Trust would have completed the process of liquidation within the initial three year time frame.

As a result of the ongoing Litigation, the Managing Trustee has determined that it is reasonably necessary to extend the term of the Liquidating Trust for three years in order to fulfill the purposes of the Liquidating Trust, which are not expected to be completed by July 12, 2010. Such an extension of the term of the Liquidating Trust, as well as continued no-action relief, was contemplated in the August Letter. Accordingly, the Managing Trustee intends to extend the term of the Liquidating Trust so that it will terminate upon the earlier of (i) the distribution of all such Liquidating Trust's assets in accordance with the terms of the Liquidating Trust Agreement, as extended, or (ii) July 12, 2013. Given the uncertainty in the Litigation and the costs associated with extensions of the Liquidating Trust documentation and the preparation and submission of multiple requests for relief, we believe that an additional three years will permit the Litigation to be finally concluded and the orderly liquidation of the Liquidating Trust's assets while ensuring the maximum value for beneficiaries.

As described above in Section I, the Managing Trustee has caused the Liquidating Trust to operate in accordance with the Liquidating Trust Agreement and in compliance with the representations contained in the August Letter. If relief is granted, the Managing Trustee will continue to cause the Liquidating Trust to continue to operate in the manner described herein. In particular:

- The purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it.

[3] *See e.g., JMB Income Properties, Ltd.-XIII* (Pub. Avail. May 13, 1999); *Raymond Industries, Inc.* (Pub. Avail. Aug. 13, 1984); *Harley Corporation* (Pub. Avail. Mar. 2, 1982); and *Citadel Industries, Inc.* (Pub. Avail. Sept. 13, 1976).
[4] *See, e.g.*, the August Letter; *T REIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. Aug. 9, 2007); and *Cygnus, Inc.* (Pub. Avail. Mar. 27, 2006).
[5] *See, e.g., T REIT Liquidating Trust* (Pub. Avail. Mar. 16, 2010).

- The Managing Trustee will cause the Liquidating Trust to timely file periodic reports containing unaudited financial statements and certain other information under cover of Forms 10-K and 8-K. Further, holders of the Beneficial Interests will continue to have access to annual liquidation updates from the Managing Trustee, as well as other current reports as deemed necessary by the Managing Trustee, filed under cover of a Form 8-K, as appropriate. The Managing Trustee will also cause such periodic reports to be posted on its website generally within one business day of filing. Annual reports will continue to contain information for an entity in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles and will include the certification, signed by each of the principal executive officer and the principal financial officer of the Managing Trustee, ICON Capital Corp., or any successor Managing Trustee, in his or her individual capacity and in the form attached hereto as Exhibit A. Given that the Liquidating Trust will not engage auditors, the annual report filed under cover of a Form 10-K will not include an auditor's attestation under Item 308(b) of Regulation S-K.

- The Managing Trustee will ensure that no certificates will be issued to represent the Beneficial Interests and such Beneficial Interests will not be transferable. As noted above, due to the restriction on transfer, there has been no market for the Beneficial Interests and none is anticipated to develop.

- The Beneficial Interests will not be listed on any exchange and will not be traded. Neither the Managing Trustee nor other persons affiliated with the Liquidating Trust or the Partnership will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests.

- Unless the term of the Liquidating Trust is extended, the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the Effective Date, which is currently scheduled to be July 12, 2010. The Liquidating Trust's existence can only be extended beyond such three year period if the Managing Trustee reasonably determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent, and the Liquidating Trust has requested and obtained additional no-action assurances from the Staff prior to any such extension. The Managing Trustee has reasonably determined that an extension is necessary to pay or make provision for then known liabilities, actual or contingent. The Liquidating Trust will continue to operate solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate upon the earlier of the complete distribution of the assets distributed to the Liquidating Trust or July 12, 2013.

> However, the existence of the Liquidating Trust may be extended beyond the three year term if the Managing Trustee determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent and, prior to such extension, the Managing Trustee shall have requested and received additional no-action assurances from the Staff.

It continues to be our opinion that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act; and accordingly, registration of the Beneficial Interests pursuant to the Exchange Act should not be required.

In addition, it continues to be true that compliance with the reporting obligations of the Exchange Act would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of the Beneficial Interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would further decrease the proceeds available for distribution. Moreover, the Liquidating Trust will continue to provide the same level of information to investors that the Staff previously determined was sufficient and in the interests of investors.

As such, we believe that the foregoing continues to meet the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements. In addition, we believe that the fact that the Liquidating Trust has operated as contemplated by the August Letter and needs a limited amount of additional time to fulfill its purposes, supports our request for continued relief.

III. CONCLUSION AND REQUEST FOR NO-ACTION RELIEF

Based on the foregoing, we respectfully request the Staff to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register the Beneficial Interests under the Exchange Act and continues to comply with the reporting requirements thereunder in the manner proposed in the August Letter and discussed above.

We would appreciate the Staff's response and are available to discuss this matter further should the Staff wish any additional information. In this regard, please feel free to contact the undersigned at (202) 857-6075 or Kurt K. Murao at (202) 828-3450.

Sincerely,



for Deborah Schwager Froling

Enclosure

cc: Joel S. Kress

Exhibit A

I, [identify the certifying individual], certify that:

1. I have reviewed this annual report on Form 10-K of ICON Cash Flow Partners L.P. Seven Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the net assets, changes in net assets and cash flows under the liquidation basis of accounting of the Liquidating Trust as of, and for, the periods presented in this report;

4. The Liquidating Trust's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Liquidating Trusts's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Liquidating Trust's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

*Date:*_____________

[/s/ Certifying Individual]
[Certifying Individual]
[Certifying Individual's Title]
ICON Capital Corp.
Managing Trustee of ICON Cash Flow Partners L.P. Seven Liquidating Trust